Exhibit 99.1

Ambow Education Announces Second Quarter and First Half 2022 Financial Results

BEIJING, September 30, 2022 /PRNewswire/ -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), a leading cross-border career educational and technology service provider, today announced its unaudited consolidated financial and operating results for the three-month and six-month periods ended June 30, 2022.

“In the first half of 2022, we remained focused on our core business strategy encompassing premium technology-driven educational and career enhancement service offerings amid the complex macro environment,” noted Dr. Jin Huang, Ambow’s President and Chief Executive Officer. “As we methodologically pave the way to drive our career-focused education business roadmap, we recorded net revenues of RMB 204.0 million in the first half of 2022.”

“We remain dedicated to refining and innovating our proprietary technologies to empower our products and services. As a result, we are delighted to see our high-quality, technology-empowered offerings garner increasing recognition and popularity in the market. Additionally, we deepened our ongoing commitment to facilitating the national strategy of improving collaboration between educational institutions and industries to coordinate and propel talent development throughout China. As a veteran with a track record of over two decades in the education technology space, Ambow has built out a far-reaching cooperative network comprised of universities, institutions and commercial enterprises. Drawing on this powerful network alongside our innovative, superior products and services, we are well positioned to address educators and learners’ critical demands in the evolving landscape while promoting the efficient integration of academia and business, as well as fostering a balance in talent supply and demand, especially in the technical fields.”

“Moving through the second half of 2022, we will continue strengthening our competitive edge by further advancing our technologies, products and services, actively adapting ourselves to market dynamics and capturing new growth opportunities ahead. As always, we are committed to creating long-term sustainable value for all of our stakeholders,” concluded Dr. Huang.

Second Quarter 2022 Financial Highlights

●	Net revenues for the second quarter of 2022 decreased by 36.2% to RMB 109.9 million (US$ 16.4 million) from RMB 172.3 million for the same period of 2021. The decrease was primarily due to the planned sale of the K-9 business, which is expected to be completed by December 31, 2022. The profit or loss of the K-9 business since September 2021 was borne by and entitled to the buyer as agreed. The decrease was also partially due to the regulatory changes in China affecting the tutoring business since August 2021.
●	Gross profit for the second quarter of 2022 decreased by 40.6% to RMB 45.1 million (US$ 6.7 million) from RMB 75.9 million for the same period of 2021. Gross profit margin was 41.0%, compared with 44.1% for the second quarter of 2021. The decreases in gross profit and gross margin were mainly attributable to the immediate impact of regulatory changes on net revenues of the tutoring business, while there was less impact on costs during the period.
●	Operating expenses for the second quarter of 2022 increased by 20.5% to RMB 67.0 million (US$ 10.0 million) from RMB 55.6 million for the same period of 2021. The increase was primarily caused by a write-off of long-term receivables due from Jinghan Taihe of RMB 13.7 million and a share-based compensation expense of RMB 6.7 million and partially offset by the decrease in operating expenses due to stringent expense control in the period.
●	Operating loss for the second quarter of 2022 was RMB 21.9 million (US$ 3.3 million), compared to operating income of RMB 20.3 million for the same period of 2021.
●	Net loss attributable to ordinary shareholders for the second quarter of 2022 was RMB 71.4 million (US$ 10.7 million), or RMB 1.53 (US$ 0.23) per basic and diluted share, compared with a net income of RMB 22.4 million, or RMB 0.48 per basic and diluted share, for the same period of 2021. Other than the operating loss, the net loss was also caused by the income tax expense of RMB 39.0 million from the gain on waived inter-group payables and RMB 9.0 million from the valuation allowance for the deferred tax assets resulting from the write-off of the long-term receivables due from Jinghan Taihe.
●	As of June 30, 2022, Ambow maintained strong cash resources of RMB 142.6 million (US$ 21.2 million), comprised of cash and cash equivalents of RMB 61.8 million (US$ 9.2 million), short-term investments of RMB 78.5 million (US$ 11.7 million) and restricted cash of RMB 2.3 million (US$ 0.3 million).

First Six Months 2022 Financial Highlights

●	Net revenues for the first six months of 2022 decreased by 32.4% to RMB 204.0 million (US$ 30.5 million) from RMB 301.9 million for the same period of 2021. The decrease was primarily due to the planned sale of the K-9 business, which is expected to be completed by December 31, 2022. The profit or loss of the K-9 business since September 2021 was borne by and entitled to the buyer as agreed. The decrease was also partially due to the regulatory changes in China affecting the tutoring business since August 2021.
●	Gross profit for the first six months of 2022 decreased by 36.8% to RMB 76.2 million (US$ 11.4 million) from RMB 120.6 million for the same period of 2021. Gross profit margin was 37.3%, compared with 39.9% for the same period of 2021. The decreases in gross profit and gross margin were mainly attributable to the immediate impact of regulatory changes on net revenues of the tutoring business, while there was less impact on costs during the period.
●	Operating expenses for the first six months of 2022 decreased by 1.3% to RMB 113.9 million (US$ 17.0 million) from RMB 115.4 million for the same period of 2021. The decrease was attributable to stringent expense controls, offset by a write-off of long-term receivables due from Jinghan Taihe of RMB 13.7 million and a share-based compensation expense of RMB 6.7 million.
●	Operating loss for the first six months of 2022 was RMB 37.7 million (US$ 5.6 million), compared to operating income of RMB 5.2 million for the same period of 2021.
●	Net loss attributable to ordinary shareholders for the first six months of 2022 was RMB 89.0 million (US$ 13.3 million), or RMB 1.90 (US$ 0.28) per basic and diluted share, compared with a net income of RMB 8.1 million, or RMB 0.17 per basic and diluted share, for the same period of 2021. Other than the operating loss, the net loss was also caused by the income tax expense of RMB 39.0 million from the gain on waived inter-group payables and RMB 9.0 million from the valuation allowance for the deferred tax assets resulting from the write-off of the long-term receivables due from Jinghan Taihe.

The Company’s financial and operating results for the second quarter and first half of 2022 can also be found on its Report of Foreign Private Issuer on Form 6-K, to be furnished with the U.S. Securities and Exchange Commission at www.sec.gov.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all amounts translated from RMB to U.S. dollars for the second quarter and first half of 2022 are based on the effective exchange rate of 6.6981 as of June 30, 2022; all amounts translated from RMB to U.S. dollars for the second quarter and first half of 2021 are based on the effective exchange rate of 6.4566 as of June 30, 2021; all amounts translated from RMB to U.S. dollars as of December 31, 2021, are based on the effective exchange rate of 6.3726 as of December 30, 2021. The exchange rates were according to the middle rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. Fluctuations in financial highlights are based on RMB amounts.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading cross-border career educational and technology service provider, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in China and the United States of America.

Follow us on Twitter: @Ambow_Education

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook and quotations from management in this announcement, as well as Ambow’s strategic and operational plans, contain forward-looking statements. Ambow may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Ambow undertakes no duty to update such information except as required under applicable law.

For investor and media inquiries, please contact:

Ambow Education Holding Ltd.

Tel: +86-10-6206-8000

The Piacente Group | Investor Relations

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: ambow@tpg-ir.com

AMBOW EDUCATION HOLDING LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of June 30,		As of December 31,
	2022		2021
	US$	RMB	RMB
	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	9,230	61,824	157,399
Restricted cash	347	2,321	1,823
Short-term investments, available for sale	2,763	18,509	15,764
Short-term investments, held to maturity	8,958	60,000	2,000
Accounts receivable, net	2,529	16,939	25,602
Amounts due from related parties	453	3,037	3,103
Prepaid and other current assets, net	16,442	110,127	109,890
Assets classified as held for sale	21,939	146,951	132,724
Total current assets	62,661	419,708	448,305
Non-current assets:
Property and equipment, net	14,664	98,218	101,915
Intangible assets, net	4,478	29,993	29,986
Goodwill	3,271	21,907	21,907
Deferred tax assets, net	—	—	31
Operating lease right-of-use asset	31,240	209,246	220,404
Finance lease right-of-use asset	739	4,950	5,250
Other non-current assets	19,385	129,845	142,364
Total non-current assets	73,777	494,159	521,857

Total assets	136,438	913,867	970,162

LIABILITIES
Current liabilities:
Short-term borrowings *	4,340	29,070	10,103
Deferred revenue *	5,787	38,757	95,036
Accounts payable *	4,140	27,730	29,466
Accrued and other liabilities *	34,220	229,209	216,399
Income taxes payable, current *	23,270	155,864	116,341
Amounts due to related parties *	767	5,135	3,793
Operating lease liability, current *	7,293	48,846	48,923
Liabilities classified as held for sale *	11,773	78,857	83,161
Total current liabilities	91,590	613,468	603,222
Non-current liabilities:
Deferred tax liabilities, net *	1,455	9,748	—
Other non-current liabilities *	3	20	96
Income taxes payable, non-current *	4,412	29,553	21,475
Operating lease liability, non-current *	29,544	197,889	198,687
Total non-current liabilities	35,414	237,210	220,258

Total liabilities	127,004	850,678	823,480

EQUITY
Preferred shares
(US$0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of June 30, 2022 and December 31, 2021)	—	—	—
Class A Ordinary shares
(US$0.003 par value; 66,666,667 and 66,666,667 shares authorized, 47,398,276 and 41,973,276 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)	135	902	795
Class C Ordinary shares
(US$0.003 par value; 8,333,333 and 8,333,333 shares authorized, 4,708,415 and 4,708,415 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively)	13	90	90
Additional paid-in capital	530,449	3,553,000	3,545,955
Statutory reserve	573	3,837	3,837
Accumulated deficit	(523,251)	(3,504,789)	(3,415,771)
Accumulated other comprehensive income	1,498	10,035	11,291
Total Ambow Education Holding Ltd.’s equity	9,417	63,075	146,197
Non-controlling interests	17	114	485
Total equity	9,434	63,189	146,682
Total liabilities and equity	136,438	913,867	970,162

*All of the VIE’s assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets.

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,			For the three months ended June 30,
	2022	2022	2021	2022	2022	2021
	US$	RMB	RMB	US$	RMB	RMB
NET REVENUES
Educational program and services	29,697	198,912	301,104	15,732	105,373	171,590
Intelligent program and services	766	5,131	752	680	4,555	661
Total net revenues	30,463	204,043	301,856	16,412	109,928	172,251
COST OF REVENUES
Educational program and services	(18,571)	(124,389)	(179,375)	(9,222)	(61,767)	(95,536)
Intelligent program and services	(521)	(3,489)	(1,930)	(461)	(3,088)	(786)
Total cost of revenues	(19,092)	(127,878)	(181,305)	(9,683)	(64,855)	(96,322)

GROSS PROFIT	11,371	76,165	120,551	6,729	45,073	75,929
Operating expenses:
Selling and marketing	(2,576)	(17,253)	(24,422)	(1,121)	(7,511)	(13,422)
General and administrative	(13,443)	(90,043)	(85,357)	(8,413)	(56,349)	(38,412)
Research and development	(986)	(6,603)	(5,602)	(463)	(3,101)	(3,757)
Total operating expenses	(17,005)	(113,899)	(115,381)	(9,997)	(66,961)	(55,591)

OPERATING (LOSS) INCOME	(5,634)	(37,734)	5,170	(3,268)	(21,888)	20,338

OTHER INCOME (EXPENSES)
Interest income, net	534	3,574	4,008	258	1,726	1,948
Foreign exchange (loss) gain, net	(6)	(39)	203	6	43	(12)
Other income (expense), net	163	1,094	(1,180)	118	793	(240)
Gain from deregistration of subsidiaries	44	295	1,325	14	91	1,181
Loss on disposal of subsidiaries	(168)	(1,124)	—	(168)	(1,124)	—
Gain on sale of investment available for sale	119	799	1,221	119	799	474
Total other income	686	4,599	5,577	347	2,328	3,351
(LOSS) INCOME BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	(4,948)	(33,135)	10,747	(2,921)	(19,560)	23,689
Income tax expense	(8,517)	(57,050)	(3,155)	(7,876)	(52,756)	(1,526)

NET (LOSS) INCOME	(13,465)	(90,185)	7,592	(10,797)	(72,316)	22,163
Less: Net loss attributable to non-controlling interest	(174)	(1,167)	(519)	(130)	(868)	(277)

NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(13,291)	(89,018)	8,111	(10,667)	(71,448)	22,440

NET (LOSS) INCOME	(13,465)	(90,185)	7,592	(10,797)	(72,316)	22,163

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX
Foreign currency translation adjustments	(161)	(1,079)	(417)	(87)	(584)	(532)
Unrealized gains on short-term investments
Unrealized holding gains arising during period	74	497	1,075	33	224	493
Less: reclassification adjustment for gains included in net income	101	674	852	101	674	308
Other comprehensive loss	(188)	(1,256)	(194)	(155)	(1,034)	(347)

TOTAL COMPREHENSIVE (LOSS) INCOME	(13,653)	(91,441)	7,398	(10,952)	(73,350)	21,816

Net (loss) income per share – basic and diluted	(0.28)	(1.90)	0.17	(0.23)	(1.53)	0.48

Weighted average shares used in calculating basic and diluted net (loss) income per share	46,756,368	46,756,368	46,642,280	46,825,968	46,825,968	46,648,495

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands, except for share and per share data)

	Attributable to Ambow Education Holding Ltd.’s Equity
								Accumulated
	Class A Ordinary		Class C Ordinary		Additional			other	Non-
	shares		shares		paid-in	Statutory	Accumulated	comprehensive	controlling	Total
	Shares	Amount	Shares	Amount	capital	reserves	deficit	income	interest	Equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	41,973,276	795	4,708,415	90	3,545,955	3,837	(3,415,771)	11,291	485	146,682
Share-based compensation	—	—	—	—	214	—	—	—	—	214
Issuance of ordinary shares for restricted stock award	12,500	0	—	—	(0)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(495)	—	(495)
Unrealized gain on investment, net of income taxes	—	—	—	—	—	—	—	273	—	273
Capital injection from non-controlling shareholders	—	—	—	—	—	—	—	—	101	101
Net loss	—	—	—	—	—	—	(17,570)	—	(299)	(17,869)
Balance as of March 31, 2022	41,985,776	795	4,708,415	90	3,546,169	3,837	(3,433,341)	11,069	287	128,906
Share-based compensation	—	—	—	—	226	—	—	—	—	226
Issuance of ordinary shares for restricted stock award	5,412,500	107	—	—	6,605	—	—	—	—	6,712
Foreign currency translation adjustment	—	—	—	—	—	—	—	(584)	—	(584)
Reversal of unrealized gain on investment, net of income taxes	—	—	—	—	—	—	—	(450)	—	(450)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	645	645
Capital injection from non-controlling shareholders	—	—	—	—	—	—	—	—	50	50
Net loss	—	—	—	—	—	—	(71,448)	—	(868)	(72,316)
Balance as of June 30, 2022	47,398,276	902	4,708,415	90	3,553,000	3,837	(3,504,789)	10,035	114	63,189

Balance as of January 1, 2021	41,923,276	794	4,708,415	90	3,545,073	4,210	(3,419,146)	12,101	(1,968)	141,154
Share-based compensation	—	—	—	—	219	—	—	—	—	219
Issuance of ordinary shares for restricted stock award	12,500	0	—	—	(0)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	115	—	115
Unrealized gain on investment, net of income taxes	—	—	—	—	—	—	—	38	—	38
Net loss	—	—	—	—	—	—	(14,329)	—	(242)	(14,571)
Balance as of March 31, 2021	41,935,776	794	4,708,415	90	3,545,292	4,210	(3,433,475)	12,254	(2,210)	126,955
Share-based compensation	—	—	—	—	220	—	—	—	—	220
Issuance of ordinary shares for restricted stock award	12,500	0	—	—	(0)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(532)	—	(532)
Unrealized gain on investment, net of income taxes	—	—	—	—	—	—	—	185	—	185
Net income/(loss)	—	—	—	—	—	—	22,440	—	(277)	22,163
Balance as of June 30, 2021	41,948,276	794	4,708,415	90	3,545,512	4,210	(3,411,035)	11,907	(2,487)	148,991

Discussion of Segment Operations

(All amounts in thousands)

	For the six months ended June 30,			For the three months ended June 30,
	2022	2022	2021	2022	2022	2021
	US$	RMB	RMB	US$	RMB	RMB
NET REVENUES
K-12 Schools	14,922	99,950	175,650	8,048	53,909	104,748
CP&CE Programs	15,541	104,093	126,206	8,364	56,019	67,503
Total net revenues	30,463	204,043	301,856	16,412	109,928	172,251
COST OF REVENUES
K-12 Schools	(7,682)	(51,452)	(97,886)	(4,067)	(27,238)	(52,297)
CP&CE Programs	(11,410)	(76,426)	(83,419)	(5,616)	(37,617)	(44,025)
Total cost of revenues	(19,092)	(127,878)	(181,305)	(9,683)	(64,855)	(96,322)
GROSS PROFIT
K-12 Schools	7,240	48,498	77,764	3,981	26,671	52,451
CP&CE Programs	4,131	27,667	42,787	2,748	18,402	23,478
Total gross profit	11,371	76,165	120,551	6,729	45,073	75,929